                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE TO

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                           (Amendment No. _________)


                         KLLM TRANSPORT SERVICES, INC.
                      (Name of Subject Company (issuer))


                          HIGH ROAD ACQUISITION CORP.
                     HIGH ROAD ACQUISITION SUBSIDIARY INC.
                     (Names of Filing Persons (offerors))


                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (Title of Class of Securities)


                                   482498102
                     (CUSIP Number of Class of Securities)

                              Dionne M. Rousseau
         Jones Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P.
                       201 St. Charles Avenue, Floor 51
                         New Orleans, Louisiana  70170
                                (504) 582-8338
 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*                  AMOUNT OF FILING FEE

$27,485,558                             $5,498

*Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of all the outstanding shares of common stock, par value $1.00 per share, of KLLM Transport Services, Inc. (the "Common Stock"), a Delaware corporation (the

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"Company"), including the related preferred stock purchase rights (the "Rights"
and, together with the Common Stock, the "Shares"), except for 689,123 Shares beneficially owned by William J. Liles, III, at a per Share price of $8.05 in cash, without interest. Based on the Company's representation, as of May 25, 2000, there were 4,103,478 Shares issued and outstanding. Based on the foregoing, the transaction value is equal to the product of 3,414,355 Shares and $8.05 per Share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:____________________
     Form or Registration No:___________________
     Filing Party:______________________________
     Dated Filed:_______________________________

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if a final amendment reporting the results of the tender offer: [ ]

     This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by High Road Acquisition Subsidiary Corp., a Delaware corporation ("Purchaser"), which corporation is wholly-owned by High Road Acquisition Corp., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock") of KLLM Transport Services, Inc., a Delaware corporation (the "Company"), and the associated preferred stock purchase rights of the Company (the "Rights" and, together with the Common Stock, the "Shares"), issued pursuant to the Stockholder Protection Rights Agreement, dated as of February 13, 1997, by and between the Company and Harris Trust and Savings Bank, as successor Rights Agent, which are not owned by Parent or its affiliates or that Parent or its affiliates have the right to acquire, at a price of $8.05 per Share and subject to the conditions set forth in the Offer to Purchase dated June 2, 2000 and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A)
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and (a)(1)(B) hereto, respectively. The item numbers and the responses hereto, as set forth below, are in accordance with the requirements of Schedule TO and
Schedule 13E-3.

ITEM 1.   SUMMARY TERM SHEET.

     The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.   SUBJECT COMPANY INFORMATION.

     (a) The information set forth in the Offer to Purchase in Section 7 ("Information Concerning the Company") is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase in Section 5 ("Price Range of Shares; Cash Dividends") is incorporated herein by reference.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

     (a), (b), and (c) This Statement is being filed by Purchaser and Parent. The information set forth in the Offer to Purchase in Section 8 ("Information Concerning Purchaser and Parent") and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Purchase under "Introduction" and in Section VIII ("Federal Income Tax Consequences"),
     Section 1 ("Terms of the Offer; Expiration Date"), Section 2 ("Acceptance for Payment and Payment for Shares; Subsequent Offering Period"), Section 3 ("Procedure for Tendering Shares"), Section 4 ("Withdrawal Rights"),
     Section 9 ("The Merger Agreement"), Section 11 ("Conditions of the Offer") and Section 12 ("Legal Matters and Regulatory Approvals") is incorporated herein by reference.

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) (1) No transactions with an aggregate value of more than one percent of the Company's consolidated revenues, other than those described in paragraphs (b) and (c) of Item 5, have occurred during the past two years between Parent and Purchaser, or to their knowledge any affiliate of Parent or Purchaser, on the one hand, and the Company or any of its affiliates that are not natural persons, on the other hand.
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     (2) Other than as described in paragraphs (b) and (c) of Item 5, no transactions or series of similar transactions with an aggregate value of more than $60,000 have occurred during the past two years between Parent and Purchaser, or to their knowledge any affiliate of Parent or Purchaser, on the one hand, and any executive officer, director or affiliate of the Company that is a natural person, on the other hand.

     (b) The information set forth in the Offer to Purchase in Section I ("Background of the Offer; Contacts with the Company"), Section II ("Purpose of, Effects of, Alternatives to, and Reasons for the Offer and Merger; Plans for the Company"), Section V ("Conflicts of Interest"),
     Section 8 ("Information Concerning Purchaser and Parent"), Section 9 ("The Merger Agreement") and Schedule II is incorporated herein by reference.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) The information set forth in the Offer to Purchase under "Introduction" and in Section I ("Background of the Offer; Contacts with the Company"),
     Section II ("Purpose of, Effects of , Alternatives to, and Reasons for the Offer and Merger; Plans for the Company") and Section 9 ("The Merger Agreement") is incorporated herein by reference.

     (c)(1)-(7) The information set forth in the Offer to Purchase under "Introduction" and in Section I ("Background of the Offer; Contacts with the Company"), Section II ("Purpose of, Effects of, Alternatives to, and Reasons for the Offer and Merger; Plans for the Company") and Section 6 ("Effect of the Offer on the Market for Shares; Stock Quotation; Margin Regulations; Exchange Act Registration") is incorporated herein by reference.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a), (b) and (d) The information set forth in the Offer to Purchase under "Introduction" and in Section 10 ("Source and Amount of Funds") is incorporated herein by reference.

ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Offer to Purchase in Section I ("Background of the Offer; Contacts with the Company"), Section V ("Conflicts of Interest") Section 8 ("Information Concerning Purchaser and Parent") and in Schedules I and II to the Offer to Purchase is incorporated herein by reference.
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ITEM 9.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) The information set forth in the Offer to Purchase in Section 13 ("Fees and Expenses") is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     (a) and (b) Because the consideration offered consists solely of cash, the Offer is not subject to any financing condition and the Offer is for all outstanding Shares, Purchaser and Parent believe the financial condition of Parent, Purchaser and their affiliates, and pro forma information, is not material to a decision by a holder of Shares as to whether to sell, tender or hold Shares pursuant to the Offer.

ITEM 11.  ADDITIONAL INFORMATION.

     (a)(1) None.

     (a)(2) The information set forth in the Offer to Purchase under "Introduction" and in Section 2 ("Acceptance for Payment and Payment of Shares") and Section 12 ("Legal Matters and Regulatory Approvals") is incorporated herein by reference.

     (a)(3) The information set forth in the Offer to Purchase in Section 12 ("Legal Matters and Regulatory Approvals") is incorporated herein by reference.

     (a)(4) The information set forth in the Offer to Purchase in Section 6 ("Effect of the Offer on the Market for Shares; Stock Quotations; Margin Regulations; Exchange Act Registration") is incorporated herein by reference.

     (a)(5) None.

     (b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and
     (a)(1)(B) hereto, respectively, is incorporated herein by reference.

ITEM 12.  EXHIBITS.

     (a)(1)(A) Offer to Purchase, dated June 2, 2000.

     (a)(1)(B) Letter of Transmittal.

     (a)(1)(C) Notice of Guaranteed Delivery.

     (a)(1)(D) Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
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     Nominees.

     (a)(1)(E) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(1)(F) Guidelines for Certification of Taxpayer Identification number on Substitute Form W-9.

     (a)(1)(G) Press release issued by Parent and Purchaser, dated June 2, 2000, announcing the commencement of the Offer.

     (a)(1)(H) Summary Advertisement, dated June 2, 2000.

     (a)(2) The Solicitation/Recommendation Statement on Schedule 14D-9 of the Company is incorporated herein by reference to the Schedule 14D-9 of the Company filed June 2, 2000.

     (b)(1) Form of Subordinated Note between Parent and Mr. Ebbers.

     (b)(2) Commitment Letter dated May 25, 2000 among Parent, Purchaser and Bank of America, N.A.

     (d) Agreement and Plan of Merger dated May 25, 2000 by and among Parent, Purchaser and the Company is incorporated by reference to the exhibit to the Schedule 14D-9 of the Company filed June 2, 2000.

     (g) None.

     (h) None.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Item 2.   Subject Company Information.

     (d) The information in the Offer to Purchase in Section 5 ("Price Range of Shares; Cash Dividends") is incorporated herein by reference.

     (e)  Not applicable.

     (f) The information in the Offer to Purchaser in Schedule II is incorporated herein by reference.

     Item 4.   Terms of the Transaction.
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     (c) The information in the Offer to Purchase in Section V ("Conflicts of
     Interest") is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase in Section VI ("Appraisal Rights") and Schedule III is incorporated herein by reference.

     (e) Parent and Purchaser do not intend to grant unaffiliated security holders of the Company access to the corporate files of the Purchaser or Parent or provide counsel or appraisal services at their expense to the unaffiliated security holders of the Company.

     (f)  Not applicable.

     Item 5.   Past Contracts, Transactions, Negotiations and Agreements.

     (c) The information set forth in the Offer to Purchaser under "Introduction" and in Section I ("Background of the Offer; Contacts with the Company") and Section 9 ("The Merger Agreement") is incorporated herein by reference.

     (e) The information set forth in the Offer to Purchase under "Introduction" and in Section I ("Background of the Offer; Contacts with the Company"),
     Section V ("Conflicts of Interest"), Section 9 ("The Merger Agreement") and
     Section 10 ("Source and Amount of Funds") is incorporated herein by reference.

     Item 6.   Purpose of the Transaction and Plans or Proposals.

     (b) The information set forth in the Offer to Purchase in Section II ("Purpose of, Effects of, Alternatives to, and Reasons for the Offer and Merger; Plans for the Company") and Section 9 ("The Merger Agreement") is incorporated herein by reference.

     (c)(8) The information set forth in the Offer to Purchase in Section 6 ("Effect of the Offer on the Market for Shares; Stock Quotation; Margin Regulations; Exchange Act Regulation") is incorporated herein by reference.

     Item 7.   Purposes, Alternatives, Reasons and Effects.

     (a), (b) and (c) The information set forth in the Offer to Purchaser under "Introduction" and in Section I ("Background of the Offer; Contacts with the Company") and Section II ("Purpose of, Effects of, Alternatives to, and Reasons for the Offer and Merger") is incorporated herein by reference.

     (d) The information set forth in Section II ("Purpose of, Effects of, Alternatives to, and Reasons for the Offer and Merger"), Section VIII ("Federal Income Tax

     Consequences"), Section 6 ("Effect of the Offer on the Market for Shares; Stock Quotation; Margin Regulations; Exchange Act Registration") and
     Schedule III is incorporated herein by reference.

     Item 8.   Fairness of the Transaction.

     (a), (b), (c), (d), (e) and (f) The information set forth in the Offer to Purchase in Section I ("Background of the Offer; Contacts with the Company"), Section III ("Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and Merger") and Section IV ("Position of Parent and Purchaser as to the Fairness of the Offer and Merger") is incorporated herein by reference.

     Item 9.   Reports, Opinions, Appraisals and Negotiations.

     (a), (b) and (c) The Information set forth in the Offer to Purchase in
     Section I ("Background of the Offer; Contacts with the Company"), Section III ("Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and Merger") and Section IV ("Position of Parent and Purchaser as to the Fairness of the Offer and Merger") is incorporated herein by reference.

     Item 10.  Source and Amount of Funds or Other Consideration.

     (c) The information set forth in the Offer to Purchase in Section 13 ("Fees and Expenses") is incorporated herein by reference.

     Item 12.  The Solicitation or Recommendation.

     (d) The information set forth in the Offer to Purchase in Section V ("Conflicts of Interest") and in Section 7 ("Information Concerning the Company") is incorporated herein by reference.

     (e) Except for the positions of the Boards of Directors of the Parent and Purchaser as set forth in the Offer to Purchaser in Section I ("Background of the Offer; Contacts with the Company"), Section III ("Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and Merger") and Section IV ("Position of Parent and Purchaser as to the Fairness of the Offer and the Merger"), Parent and Purchaser are not aware of any officer, director or affiliate of the Company who has made a recommendation either in support of or against the Offer.

     Item 13.  Financial Statements.

     (a) (1) The audited financial statements of the Company as of and for the fiscal years ended January 1, 1999 and December 31, 1999 are incorporated herein by reference to the
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     Consolidated Financial Statements of the Company included as Exhibit 13 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 filed with the SEC on March 30, 2000.

     (2) The unaudited consolidated financial statements of the Company for the thirteen weeks ended March 31, 2000 and April 2, 1999 are incorporated herein by reference to Item 1 ("Financial Statements") of Part I of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 filed with the SEC on May 15, 2000.

     (3) The information set forth in the Offer to Purchase in Section 7 ("Information Concerning the Company") is incorporated herein by reference.

     (4) The information set forth in the Offer to Purchase in Section 7 ("Information Concerning the Company") is incorporated herein by reference.

     (b) The pro forma financial statements of the Company are not material to the Offer.

     Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

     (b) The information set forth in the Offer to Purchase in Section V ("Conflicts of Interest"), Section 10 ("Source and Amount of Funds "), and
     Section 13 ("Fees and Expenses") is incorporated herein by reference.

     Item 16.  Exhibits.

     (c)  None.

     (f) Statement of Appraisal Rights. The information set forth in the Offer to Purchase in Section VI ("Appraisal Rights") and Schedule III is incorporated herein by reference.
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                                   SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of June 2, 2000 that the information set forth in this statement is true, complete and correct.

HIGH ROAD ACQUISITION SUBSIDIARY CORP.


By: /s/ William J. Liles, III
    -------------------------

Name:     William J. Liles, III
Title:    President


HIGH ROAD ACQUISITION CORP.

By: /s/ William J. Liles, III
    -------------------------

Name:     William J. Liles, III
Title:    President
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                                 EXHIBIT INDEX


No.             Description
---             -----------

(a)(1)(A)       Offer to Purchase, dated June 2, 2000.
(a)(1)(B)       Letter of Transmittal.
(a)(1)(C)       Notice of Guaranteed Delivery.
(a)(1)(D) Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(E) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G) Press release issued by Parent and Purchaser, dated June 2, 2000, announcing the commencement of the Offer.
(a)(1)(H)       Summary Advertisement, dated June 2, 2000.
(b)(1)          Form of Subordinated Note between Parent and Mr. Ebbers.
(b)(2) Commitment Letter dated May 25, 2000 among Parent, Purchaser and Bank of America, N.A.